Hydro One Reports First Quarter Results

The Company continues to focus on facilitating economic growth in Ontario and announces a landmark agreement with First Nations

TORONTO, May 5, 2022 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2022.
First Quarter Highlights
•First quarter earnings per share (EPS) of $0.52 was 15.6% higher compared to EPS of $0.45 for the same period in 2021.
•EPS for the quarter was higher year over year primarily due to approved rates for the transmission and distribution segments as well as higher peak demand and higher energy consumption, partially offset by higher depreciation, amortization and asset removal costs and higher operating, maintenance and administrative expenses.
•Hydro One commits to meaningful Reconciliation with an industry-leading agreement to provide First Nations with the opportunity to invest in an equity stake in the Waasigan Transmission Line project.
•Hydro One announced grants from its Energizing Life Community Fund for Indigenous communities, charitable organizations, and municipalities.
•Hydro One and Jack.org announced a free mental health discussion for educators and adults to help identify the signs of struggle in young people and access support.
•The Company filed an evidence update on the Joint Rate Application with the Ontario Energy Board (OEB).
•Subsequent to the quarter, the Minister of Energy directed the OEB to amend Hydro One Networks Inc.'s transmission licence to develop four additional transmission lines to meet the growing electricity demand in southwestern Ontario.
•The Company's capital investments and in-service additions for the quarter were $449 million and $229 million, respectively, compared to $527 million and $157 million in 2021.
•Quarterly dividend declared at $0.2796 per share, payable June 30, 2022.
"We are extremely proud to announce a momentous agreement with First Nations communities to help us build the electricity grid of the future in northwestern Ontario," said Mark Poweska, President and CEO of Hydro One. “Building on our strong track record, we are also excited to receive the opportunity to develop four additional transmission lines to enable economic prosperity in Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31,
(millions of Canadian dollars, except as otherwise noted)	2022	2021

Revenues	2,047	1,811
Purchased power	1,014	894
Revenues, net of purchased power[1]	1,033	917
Net income attributable to common shareholders	310	268

Basic EPS	$0.52	$0.45
Diluted EPS	$0.52	$0.45

Net cash from operating activities	443	517
Capital investments	449	527
Assets placed in-service	229	157

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,677	19,937
Distribution: Electricity distributed to Hydro One customers (GWh)	8,895	8,156
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2022 First Quarter Highlights
The Company reported net income attributable to common shareholders of $310 million during the quarter, compared to $268 million in the same period of 2021. This resulted in EPS of $0.52, compared to EPS of $0.45 in the prior year.
Revenues, net of purchased power1 for the first quarter of $1,033 million were $116 million higher than revenues, net of purchased power1 for the first quarter of 2021. The increase is mainly due to the impacts of the OEB decision in April 2021 regarding the deferred tax asset (DTA) amounts previously allocated to ratepayers (DTA Implementation Decision), as well as revenues resulting from OEB-approved 2022 rates, and higher peak demand and energy consumption. Pursuant to the DTA Implementation Decision, Hydro One is currently recovering deferred tax amounts allocated to rate payers and included in customer rates for the 2017 to 2021 period over a two-year period which began on July 1, 2021. Hydro One has also adjusted the transmission revenue requirement and the base distribution rates effective January 1, 2022 to remove any further allocation of deferred tax amounts. The impacts of the DTA Implementation Decision are offset by a higher tax expense, and therefore net income neutral in the period.
Operation, maintenance and administration costs in the first quarter of 2022 were higher than last year, primarily due to higher allowance for doubtful accounts.
Depreciation, amortization and asset removal costs for the first quarter were higher than last year primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the first quarter of 2022 was higher than the prior year primarily due to income tax expense pursuant to the DTA Implementation Decision and higher earnings, partially offset by higher deductible timing differences compared to the first quarter of the prior year.

1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $449 million during the first quarter of 2022, and placed $229 million of new assets in-service.
Selected Operating Highlights
Through the industry-leading agreement with Hydro One, First Nations communities will have the option to invest in a 50 per cent equity stake in the Waasigan Transmission Line project that will support economic growth in northwestern Ontario.
The Minister of Energy directed the OEB to amend Hydro One Networks Inc.'s transmission licence to develop four additional transmission lines to meet the growing electricity demand in southwestern Ontario. This is in addition to Hydro One's previous transmission designation for the Chatham to Lakeshore line in 2020. These five transmission lines are expected to meet the needs of new and growing industries and help attract future jobs to the region. As the Windsor-Essex region continues to grow, a consolidated approach to developing the new transmission lines provides more transparency during engagement with Indigenous communities, residents, municipalities, and stakeholders and are expected to expedite development in the region.
For the second year, Hydro One announced grants from its Energizing Life Community Fund for 24 Indigenous communities, charitable organizations, and municipalities, that each received $25,000 to support initiatives that promote physical, psychological and emotional safety across Ontario.
Common Share Dividends
Following the conclusion of the first quarter, on May 4, 2022, the Company declared a quarterly cash dividend to common shareholders of $0.2796 per share to be paid on June 30, 2022 to shareholders of record on June 8, 2022.

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Supplemental Segment Information

	Three months ended March 31,
(millions of Canadian dollars)	2022	2021

Revenues
Transmission	519	448
Distribution	1,517	1,354
Other	11	9
Total revenues	2,047	1,811

Revenues, net of purchased power[1]
Transmission	519	448
Distribution	503	460
Other	11	9
Total revenues, net of purchased power[1]	1,033	917

Operation, maintenance and administration costs
Transmission	99	98
Distribution	171	167
Other	18	17
Total operation, maintenance and administration costs	288	282

Income (loss) before financing charges and taxes
Transmission	295	229
Distribution	222	193
Other	(9)	(10)
Total income before financing charges and taxes	508	412

Capital investments
Transmission	277	348
Distribution	167	176
Other	5	3
Total capital investments	449	527

Assets placed in-service
Transmission	120	48
Distribution	105	106
Other	4	3
Total assets placed in-service	229	157
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s first quarter 2022 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2021 can be accessed at www.HydroOne.com/Investors and www.sedar.com.

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Quarterly Investment Community Teleconference
The Company’s first quarter 2022 results teleconference with the investment community will be held on May 5, 2022 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s first quarter 2022 results call, conference ID 6793175 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

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Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

Quarter ended (millions of dollars)	Mar 31, 2022	Mar 31, 2021
Revenues	2,047	1,811
Less: Purchased power	1,014	894
Revenues, net of purchased power	1,033	917
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company's continuing focus on facilitating economic growth in Ontario; the Company's expected recovery of deferred tax amounts; the Company’s actions to improve service to customers; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the continuing growth of the Windsor-Essex region; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes and impacts; the impact of Hydro One's agreement with First Nations communities, and the impact of the Waasigan Transmission Line project; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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